Viveve Medical, Inc.
345 Inverness Drive South
Building B, Suite 250
Englewood, Colorado 80112

November 14, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viveve Medical, Inc.
Registration Statement on Form S-1 (File No. 333-268311)

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-1 (File No. 333-268311) filed with the Securities and Exchange Commission by Viveve Medical, Inc. (the “Company”) on November 10, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have any questions regarding this request, please contact Shoaib Ghias of Goodwin Procter LLP at (415) 733‑6150.

Sincerely,
Viveve Medical, Inc.

/s/ Scott Durbin
Scott Durbin
Chief Executive Officer

cc:	Jim Robbins, Viveve Medical, Inc.
Mitchell Bloom, Goodwin Procter LLP
Shoaib Ghias, Goodwin Procter LLP